EXHIBIT 99.1

LUMENIS LTD.

NOTICE OF 2008 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON NOVEMBER 23, 2008

Yokneam, Israel
October 15, 2008

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company” or “we”):

        NOTICE IS HEREBY GIVEN that the 2008 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Sunday, November 23, 2008 at 1:30 p.m. (Israel time).

        The agenda of the Annual General Meeting will be as follows:

(1)	To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davisto our board of directors;

(2)	To approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our new independent auditors and to authorize our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(3)	To discuss the Auditors’ Report and our Consolidated Financial Statements as of and for the year ended December 31, 2007; and

(4)	To transact such other business as may properly come before the Annual General Meeting or any adjournment thereof.

        The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

        Shareholders of record at the close of business on October 14, 2008 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting, may revoke their proxies and vote their shares in person.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of our Ordinary Shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

ii

LUMENIS LTD.

Yokneam Industrial Park, P.O. Box 240, Yokneam 20692, Israel
(Telephone: +972 4-959-9000; Fax: +972 4-959-9050)

PROXY STATEMENT

2008 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at the meeting of Shareholders, and at any adjournment thereof, pursuant to the accompanying Notice of 2008 Annual General Meeting of Shareholders. The meeting will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Sunday, November 23, 2008 at 1:30 p.m. (Israel time).

Purpose of the Annual General Meeting

        It is proposed that at the meeting resolutions will be adopted for the following:

(1)	To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davisto our board of directors; and

(2)	To approve the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our new independent auditors and to authorize our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services.

        We may also transact such other business as may properly come before the Annual General Meeting or any adjournment thereof, although we are not aware of any such matters. If any other matters properly come before the Annual General Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        In addition, the Auditors’ Report and our Consolidated Financial Statements as of and for the year ended December 31, 2007 will be discussed at the Annual General Meeting.

Voting and Quorum

        Our board of directors has fixed October 14, 2008 as the record date for the determination of the shareholders entitled to notice of, and to vote at, the meeting and all adjournments thereof. On the said record date, we had outstanding 177,227,212* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

        A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and a third per cent (33 1/3%) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Sunday, November 30, 2008, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum consists of any two or more shareholders present in person or by proxy.

* Excludes 35,527 shares of treasury stock.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders on or about October 15, 2008, together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All Lumenis shares represented by properly executed proxies received by us forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meetings in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual General Meeting or any adjournment thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the relevant meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

        The following table sets forth, as of October 12, 2008, the number of Lumenis shares owned by (i) each person or entity known to us to be the beneficial owner of more than 5% of our Ordinary Shares, par value of NIS 0.1 per share (our “shares”, and our “major shareholders”, respectively); (ii) our directors or members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interest therein).

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)

LM Partners L.P.(3)
16 Abba Eban Avenue
46725 Herzlia Pituach, Israel	91,609,963	48.15%

Ofer Hi-Tech Investments Ltd.(4)
9 Andre Saharov Street
31905 Haifa, Israel	68,855,255	36.91%

Bank Hapoalim B.M.(5)
23 Menachem Begin Street
Migdal Levinstein
46725 Tel Aviv, Israel	9,411,300	5.04%

All directors and members of our senior management as
a group (consisting of 21 persons)(6)	4,091,861	2.26%

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is generally based upon information provided by such shareholders.

(2)	Percentages in this table are based on the 177,227,212 Lumenis shares outstanding (excluding 35,527 treasury stock) as at October 12, 2008, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options or warrants that are currently exercisable or exercisable within 60 days after the date hereof.

(3)	Shareholding includes (a) 78,585,256 shares held directly by LM Partners L.P. (of which 70,047,566 shares were purchased on December 5, 2006, pursuant to a Purchase Agreement dated September 30, 2006 (the “Purchase Agreement”) and the exercise of some of the warrants granted in connection therewith, and 8,537,690 shares were purchased on June 4, 2007, pursuant to the exercise of warrants granted in connection with the Purchase Agreement); (b) 11,936,707 shares issuable upon the exercise of closing warrants granted in connection with the Purchase Agreement (“Closing Warrants”) held by LM Partners L.P., which are currently exercisable by LM Partners L.P. or become exercisable within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant); and (c) 1,088,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P., that are currently exercisable by Mr. Beit-On or become exercisable within 60 days of the date hereof. With respect to the 78,585,256 shares referred to in (a) above, it is currently estimated that LM Partners L.P. will be issued with an additional 9,548,218 shares as a result of the first implementation of adjustment provisions under the Purchase Agreement.

LM Partners L.P. is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Aharon Dovrat and his son, Mr. Shlomo Dovrat, and Mr. Avi Zeevi hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners L.P. and may be deemed to be the beneficial owners of the shares held by LM Partners L.P. Mr. Beit-On, Mr. A. Dovrat, Mr. S. Dovrat and Mr. Zeevi disclaim beneficial ownership of the shares held by LM Partners L.P. except to the extent of their respective pecuniary interest therein. LM Partners L.P. and the individuals and entities that control it are part of a group generally known as Viola Partners. Mr. A. Dovrat also holds directly 15,000 shares together with the right to acquire 35,000 shares issuable upon the exercise of options held by him, as a former member of our Board of Directors, that are currently exercisable by Mr. A. Dovrat or become exercisable within 60 days of the date hereof.

(4)	Shareholding includes (a) 59,541,962 shares held directly by Ofer Hi-Tech Investments Ltd. (of which 46,633,091 shares were purchased on December 5, 2006, pursuant to the Purchase Agreement dated September 30, 2006, and 12,908,871 shares were purchased on June 4, 2007, pursuant to the exercise of certain warrants granted in connection with the Purchase Agreement), of which 6,994,964 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to a trust agreement dated as of September 30, 2006; and (b) 9,313,293 shares issuable upon the exercise of Closing Warrants held by Ofer Hi-Tech Investments Ltd. (of which 1,062,500 shares are held by Ofer Hi-Tech Investments Ltd. in trust for certain third parties pursuant to the said trust agreement dated as of September 30, 2006), which are currently exercisable by Ofer Hi-Tech Investments Ltd. or become exercisable within 60 days of the date hereof (all of the foregoing subject to adjustments pursuant to their respective terms of grant). With respect to the 59,541,962 shares referred to in (a) above, it is currently estimated that Ofer Hi-Tech Investments Ltd. will be issued with an additional 7,234,432 shares as a result of the first implementation of the adjustment provisions under the Purchase Agreement.

Ofer Hi-Tech Investments Ltd. is also a party to an agreement with holders of 3,679,966 of our shares, pursuant to which such shareholders agreed to vote all of our shares held by them in favor of or against any resolution proposed to be adopted at any meeting of our shareholders in the manner voted by Ofer Hi-Tech Investments Ltd.

Ofer Hi-Tech Investments Ltd. is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and LYNAV Holdings Ltd. are each the direct owners of one-half of the outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel and 22% by his son, Mr. Ori Angel, and Mr. Udi Angel indirectly owns 100% of the means of control of such company. LYNAV Holdings Ltd. is owned by foreign discretionary trusts, the primary beneficiaries of which are Mr. Idan Ofer and members of his family. LYNAV Holdings Ltd also holds directly 373,065 Lumenis shares as a result of the exercise of warrants on June 4, 2007 (subject to adjustments pursuant to their terms of grant) and it is currently estimated that it will be issued with a further 45,328 shares as a result of the first implementation of the adjustment provisions under the Purchase Agreement. Mr. Yoav Doppelt, a director of Lumenis, is the chief executive officer of Ofer Hi-Tech Investments Ltd. The principal place of business of Ofer Hi-Tech Investments Ltd. is at 40 Einstein Street, Ramat Aviv Office Tower, 6th floor, 69102 Tel Aviv, Israel.

(5)	Solely comprises shares issuable upon the exercise of stock options held by Bank Hapoalim B.M. that are currently exercisable or become exercisable within 60 days of the date hereof.

(6)	Solely comprises shares issuable upon the exercise of stock options that are currently exercisable or became exercisable within 60 days of the date hereof. The amount stated includes the 1,088,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners L.P. that are currently exercisable by Mr. Beit-On or became exercisable within 60 days of the date hereof, but excludes other shares and rights to acquire shares held by LM Partners L.P. in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See footnote (3) above).

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 – RE-ELECTION OF DIRECTORS

        We currently have a board of five directors, including two External Directors (Ms. Talia Livni and Mr. Naftali Idan) elected pursuant to the requirements to Israel’s Companies Law, 5759 – 1999 (the “Companies Law”). A director who is not an External Director is elected annually and holds office until the next annual general meeting following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting. Under the Companies Law, External Directors are elected for a three-year term. Neither of our External Directors is due for re-election or replacement at the meeting.

        Our board of directors has nominated Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis, the three incumbent directors who are not External Directors, for re-election as directors at the Annual General Meeting.

        Each of the nominees has consented to being named in this proxy statement and is willing to continue to serve as a director of Lumenis.

        Certain information about the nominees is set forth below:

        Harel Beit-On (aged 49) has served as a director and Chairman of our Board of Directors since December 2006. Mr. Beit-On is a partner in Carmel Ventures, a leading Israeli venture capital fund, , and a co-founder of Viola Partners, a private equity investment group and a partner in Viola Private Equity investment fund. Mr. Beit-On has been member of the board of directors of the general partner of LM Partners L.P. since November 2006. He serves as a member of the board of directors of several private companies that are part of the Carmel Ventures portfolio. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. From 1996 until 2004 Mr. Beit-On served as the Chief Executive Officer of Tecnomatix. Mr. Beit-On also served as the President of Tecnomatix from 1995 to 2002. From 1985 to 1999, Mr. Beit-On served in various positions with Tecnomatix and its U.S. subsidiary. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute Technology (MIT).

        Yoav Doppelt (aged 39) has served as a director of Lumenis since December 2006. Mr. Doppelt has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently also serves as a director of Yozma Funds Management Ltd., Coreflow Ltd, Enzymotec Ltd., MGVS Ltd., Naiot Technologies Center Ltd. and YVC Management & Investments Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech areas. Mr. Doppelt has held various finance and managerial positions in the Ofer Brothers Group since joining the group in 1996. He holds a bachelor’s degree in industrial management from the Technion – Israel Institute of Technology, Haifa, and an MBA degree from Haifa University.

        Eugene Davis (aged 53) has served as a director of Lumenis since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers and strategic planning advisory services. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and/or Chairman of the Board of a number of businesses. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. Prior thereto, Mr. Davis was a director of Emerson Radio Corp. from 1990 to 1997, where he served in various executive positions, including Vice Chairman, President and Executive Vice President. From 1996 to 1997, Mr. Davis served as Chief Executive Officer and a director (and as Vice Chairman in 1997) of Sports Supply Group, Inc. a distributor of sporting goods and Athletic equipment. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

        The shares of Lumenis do not have cumulative voting rights for the election of directors, which means that (subject to the certain special requirements regarding voting for the election of External Directors) the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

        It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

Proposal 1

RESOLVED, that each of the following persons be, and each hereby is, re-elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal:

Harel Beit-On Yoav Doppelt Eugene Davis

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to re-elect each of the said nominees as directors.

        Our board of directors recommends a vote FOR the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis.

ITEM 2 – APPOINTMENT OF INDEPENDENT AUDITORS
AND FIXING THEIR REMUNERATION

        Our audit committee and our board of directors have resolved to recommend to the shareholders that Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member firm of Ernst & Young Global Limited, independent registered public accounting firm, be appointed as Lumenis’s new independent auditors.

        Ernst & Young Israel have no relationship with us or with any of our subsidiaries or affiliates and our audit committee and our board of directors believe them to be fully independent of the Company.

        Subject to shareholders approval, Kost Forer Gabbay & Kasierer will replace Ziv Haft, Certified Public Accountants (Israel), (a BDO member firm), who have served as our independent auditors since the fiscal year 2004. Pursuant to the Companies Law, the opinion of the audit committee with regard to the non-renewal of the services of Ziv Haft will be presented to the meeting, which opinion was formulated after Ziv Haft was given an opportunity to present its position to such committee. Also pursuant to the Companies Law, Ziv Haft has been invited to participate in the Annual General Meeting and will have an opportunity to present its position to the meeting.

        At the Annual General Meeting, the board of directors will report the remuneration paid to Ziv Haft and other BDO member firms for their auditing activities and for their non-auditing activities for the years ended December 31, 2007.

        Our shareholders will also be asked to authorize our board of directors (with power of delegation to our audit committee) to fix the compensation of our independent auditors.

        It is proposed that at the meeting the following resolution be adopted:

Proposal 2

“RESOLVED, (i) that the appointment of Kost Forer Gabbay & Kasierer as independent auditors of Lumenis until immediately following the next annual general meeting of shareholders of Lumenis be, and it hereby is, approved, and (ii) to authorize our board of directors (with power of delegation to the audit committee) to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 3 – DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2007. Such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto may be viewed on our website – www.luminus.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov, but are not part of the proxy solicitation material. A representative from our independent auditors for the fiscal year 2007, Ziv Haft, will be present at the meeting and available to respond to appropriate questions from shareholders.

        Other than as set forth above, management knows of no business to be transacted at the Annual General Meeting but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

Additional Material

        Lumenis’s annual report on Form 20-F for the fiscal year ended December 31, 2007, was filed with the Securities and Exchange Commission on June 25, 2008, with Amendment No. 1 thereto filed on June 26, 2008, and may be viewed on our website – www.luminus.com or through the EDGAR website of the Securities and Exchange Commission at www.sec.gov. Neither our annual report in Form 20-F nor our website form part of the proxy solicitation material.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

Dated: October 15, 2008